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Ira A. Rosenberg Member Admitted In FL, NJ, NY Direct Dial: 973-643-5082 Email: irosenberg@sillscummis.com	101 Park Avenue 28th Floor New York, NY 10178 Tel: (212) 643-7000 Fax: (212) 643-6500 600 College Road East Princeton, NJ 08540 Tel: (609) 227-4600 Fax: (609) 227-4646

November 10, 2014

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Special Counsel

Sonia Bednarowski

Effie Simpson

Jean Yu

Re:	Unique Fabricating, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted September 26, 2014 CIK No. 001617669

Ladies and Gentlemen:

On behalf of Unique Fabricating, Inc. (“Company” or “we”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated October 23, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 001617669) that was confidentially submitted to the Commission on September 26, 2014 and referenced above (the “Draft Registration Statement”). This letter is being submitted together with the Company’s registration statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of the Registration Statement that are marked to show changes from the Draft Registration Statement as originally submitted.

United States Securities and Exchange Commission

November 10, 2014

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There have not been any written communications by the Company or anyone authorized to do so on its behalf with potential investors.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Pictures and captions to be presented in the preliminary prospectus are included in the registration statement, as filed, at pages 48, 49, 50 and 51.

Prospectus Cover Page

3.	Please highlight your cross-reference to the risk factors section by prominent type or in another manner pursuant to Item 501(b)(5) of Regulation S-K.

The cross-reference to “Risk Factors” has been presented in bold.

Prospectus Summary, page 3

4.	We note your disclosure regarding your strengths and business strategy. Please provide a brief discussion of your current debt level, including the type and amount of your assets that have been pledged as collateral under your senior secured credit facility and the risks to shareholders that a significant number of your officers, directors and affiliates own shares of your common stock.

There has been added at page 4 a brief discussion of our current debt level, a statement that our debt is secured by substantially all of our assets and a discussion of the potential risks to stockholders as a result of the ownership of our shares by officers, directors and affiliates.

United States Securities and Exchange Commission

November 10, 2014

Our Strengths, page 3

5.	We note your disclosure in the first paragraph of this section on page 3 regarding your belief that you provide products of “unquestionable quality.” Please provide the basis for such belief and explain what you mean with the term “unquestionable quality.” Similarly, tell us the basis for your belief that “[d]ue to your technical sophistication, raw material and adhesive innovation and rapid responsiveness, [you] have a reputation with [your] key customers as the supplier of choice for [your] core products within the North American automotive and appliance markets” in the second sentence on page 4.

We have revised the disclosure in the first paragraph on page 3 to state that we believe that our products are of “exceptional quality.” The Company has also revised the disclosure adding more clarification as to why we believe we have a reputation as the supplier of choice for core products within the North American automotive and appliance markets

6.	Please provide a brief explanation of what you mean by “lean manufacturing techniques” on page 3 and briefly describe in your business section how you use “statistical methods to drive productivity and quality improvement.”

We have identified the techniques and processes that we use and which are “lean manufacturing techniques” on page 3 and have added a description in “Business” of how specifically the Company uses “statistical methods to drive productivity and quality improvement.”

7.	We note your disclosure regarding your long-term relationships with raw material and adhesive suppliers and that you pursue exclusive relationships with those suppliers. To the extent material, please disclose the material terms of such exclusive relationships.

We have added additional language to give more information on our exclusive relationships. We have also added additional language on page 4 in response to comment #22 below to note that, at this time, these exclusive relationships represent less than 1% of net sales. We do not regard these exclusive relationships as material at this time.

Our Strategy, page 4

8.	Please revise the second to the last sentence in the fifth paragraph of this section to state as belief and explain what you mean when you state that raw material and adhesive suppliers rely on you to provide “marketplace insight” into new or emerging customer challenges.

United States Securities and Exchange Commission

November 10, 2014

The second to the last sentence has been revised so that it is stated as a belief and explains what is meant when stating that raw material and adhesive suppliers rely on the Company to provide “marketplace insight” into new or emerging customer challenges.

9.	We note your disclosure on page 4 that you “will continue to selectively pursue acquisitions that add new products and or processes to further expand [your] portfolio of customer solutions” and your disclosure on page 5 that you “expect to selectively continue to pursue opportunistic acquisitions and entry into new growth markets outside the automotive part industry.” Please disclose whether you currently have any understandings or agreements with any companies related to this strategy.

We have disclosed at page 4 that we do not have any understandings or agreements with respect to acquisitions.

10.	Please identify your financial sponsor and briefly describe your relationship with your financial sponsor.

At page 4 we have identified Taglich Private Equity LLC, our financial sponsor, and briefly described our relationship.

The Offering, page 6

11.	We note from your discussion that unless you specifically state otherwise, the share information in this prospectus assumes an anticipated three for one stock split based, upon an assumed initial public offering price of $9.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus. Please disclose when you intend to effect the stock split. In this regard, please be advised if the stock split occurs at or prior to the effective date of the registration statement you are required to give retroactive effect to the stock split in the financial statements, including footnote disclosure explaining the change made and state the date the change became effective. Please confirm your understanding of this matter in your next response to us. Refer to the guidance in SAB Topic 4:C.

We currently anticipate that we will effect the stock split at or prior to the effective date of the registration statement. We acknowledge and confirm that if the stock split is effected at or prior to the effective date of the registration statement, we will, in accordance with the guidance in SAB Topic 4-C, give retroactive effect to the stock split in the financial statements, including footnote disclosure explaining the change made and stating the date the change became effective.

United States Securities and Exchange Commission

November 10, 2014

Summary Consolidated Financial Data and Other Data, page 7

12.	We note that the company has presented financial information which combines the predecessor’s results of operations for the period from December 31 through March 17, 2013, and the successor’s results of operations for the period from March 18 through June 30, 2013 for the 26 weeks ended June 30, 2013, and March 18 through December 29, 2013 for the year ended December 29, 2013 in the Summary Consolidated Financial Data and other Data and Selected Consolidated Financial Data sections of the document. We also note that your discussion of the company’s results of operations in MD&A has been provided using the combined bases. Please be advised that it is not appropriate to combine the results of operations for the predecessor and successor periods for purposes of any presentation or discussion as the financial statements of the predecessor and successor are prepared on different bases of accounting and are not comparable. In this regard, you may revise MD&A and other relevant sections of the document to include separate discussions of the predecessor and successor entities’ results of operations for each respective period or a discussion of the company’s results of operations for 2013 on a pro forma basis. Please revise all sections of the document accordingly.

We have removed the combined column in the Summary Consolidated Financial Data and other Data and Selected Consolidated Financial Data and other Data sections. The Company has instead replaced the combined column with a pro forma column in both sections for the respective periods (Thirty Nine Weeks ended September 2013 and 2014 and Fiscal Years 2012 and 2013). We have also revised the MD&A section and other sections of the document to include separate discussions of the predecessor and successor entities’ results of operations for each respective period which replaces the combined basis of discussion used prior.

Dilution, page 24

13.	Reference is made to your disclosure of pro forma as adjusted net tangible book value as of June 29, 2014 of $1.64 million or $0.19 per share. Please explain to us and disclose in a footnote how you arrived at this amount as we were unable to recalculate.

We have revised the disclosure of pro forma as adjusted net tangible book value on page 24 to include a footnote that includes the calculation and explanation for the calculation. Please note that the comment related to the June 29, 2014 net tangible book value amount and current per share amount. We have updated our current disclosure to include the net tangible book value and current per share amount as of September 28, 2014, the last day of our latest fiscal quarter.

United States Securities and Exchange Commission

November 10, 2014

Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

14.	Refer to adjustment (2) on pages 26 and 27. Please tell us and revise your disclosure to describe the nature of revised estimates of depreciable lives and related calculations.

We have revised the disclosures on pages 25 and 27 for adjustment (2) and have removed the reference to revised estimates of depreciable lives. The intent of adjustment (2) is only to show the impact on valuing property, plant, and equipment at fair value as a result of purchase accounting. The prior disclosure of revised estimates of depreciable lives that we have removed was intended to add to the disclosure that certain acquired assets were fully depreciated and valued at zero, but as a result of purchase accounting were written up to fair value and have and will be depreciated in the periods after the acquisition.

15.	Refer to adjustment (3) on pages 26 and 27. Please explain why purchase accounting resulted in a reversal of amortization of step-up in inventory basis to estimated fair market value and a decrease of $.34 million to cost of sales.

We have revised the disclosures on pages 25 and 27 for adjustment (3) related to purchase accounting including to state why purchase accounting resulted in a reversal of amortization of step-up in inventory basis to estimated fair value, which caused a decrease in cost of sales for pro forma purposes. Please note that the inventory fair value was increased by $1.08 million, $0.35 million of which was included in the pro forma amounts for the nine months ended September 28, 2014 and $0.73 million of which was included in the pro forma amounts for the fiscal year ended December 29, 2013.

16.	Refer to adjustment (7) at the top of page 27. Please provide us with your calculation for arriving at the pro forma tax amounts. The adjusted provision for income tax amounts included in columns “As Adjusted Before Offering” and “Unique Proforma” do not appear to represent 37% of pretax income. Please advise.

Adjustment (7) on page 26 was intended to show that a 37% tax rate was applied to Chardan for both federal and state tax purposes. However, the Chardan column in the pro forma table includes both Predecessor and Successor Chardan amounts. The Predecessor Chardan was taxed as a Subchapter S corporation and had zero taxes for federal and state income tax purposes. As a result, the provision for income taxes for Chardan is not based on a 37% tax rate. Please refer to the attached Exhibit 1 which sets forth for the Thirty Nine Weeks Ended September 28, 2014 pro forma amounts further detail on how the provision for income tax amounts were calculated.

United States Securities and Exchange Commission

November 10, 2014

17.	Refer to adjustment (8) at the bottom of page 27. Please revise to include the principal balance and interest used to calculate the pro forma adjustment. The level of detail provided in your footnote should allow a reader to easily recalculate or determine how the amount was derived.

Adjustment (8) on page 27 has been revised to show the principal balances and interest rates used to calculate the pro forma adjustment.

Use of Proceeds, page 21

18.	We note your disclosure on page 21 that you intend to use proceeds remaining after payment of the 16% senior subordinated note to temporarily reduce the borrowing under your revolving credit facility. Please disclose the interest rate and term of your revolving credit facility.

We have revised “Use of Proceeds” to disclose the interest rate and term of our revolving credit facility.

Business, page 43

Overview, page 43

19.	We note your disclosure in the third paragraph on page 43 that you have a “broader array of processes and materials utilized than any of [your] direct competitors.” Please revise to state as a belief and tell us the basis for such belief.

We have revised the disclosure on page 43 and it is stated as a belief. We also have amended the disclosure to state the reason for that belief as to why the company has a “broader array of processes and materials utilized than any of our direct competitors.”

20.	Please clarify what you mean by a “high return on invested capital” on page 43 in describing your business strategy.

By “high return on invested capital” we mean our return on our net operating assets, which we define as our Adjusted EBITDA less capital expenditures divided by fixed assets plus working capital. We have added this disclosure at page 43.

Overview of Appliance, HVAC, and Water Heater Industries, page 45

21.	Please provide the source for the data regarding the household appliance and water heater industries in the third and fourth paragraphs of this section on page 45. In addition, please clarify what you mean by “emerging markets” by identifying such markets.

United States Securities and Exchange Commission

November 10, 2014

We have revised the information in the third and fourth paragraphs of this section on page 45 and have included the source for the data in the revised information. We have also removed the disclosure concerning “emerging markets.”

Our Strengths, page 46

22.	We note your disclosure on page 46 regarding your exclusive contract with the “only source of recycled polyol for polyurethane in your industry.” With a view towards revised disclosure, please tell us the percentage of your revenues that are dependent upon this supplier and other sole source suppliers and, if material, please include a risk factor addressing the resulting risks.

We have added the percentage of revenues that are dependent on the exclusive contract with the “only source of recycled polyol for polyurethane in our industry” on page 46. The percentage of revenues dependent on this contract for our current year to date is less than 1% of total sales for such period and we do not believe that sales attributable to this source and other sole source suppliers is material to our business or overall sales. Accordingly, we have not added a risk factor related to this supplier and other sole source suppliers.

Products, page 47

23.	Please revise the second sentence on page 48 to state as a belief and tell us the basis of your belief that your product offering “is the most comprehensive of similar companies operating in this industry.”

We have revised the second sentence on page 48 to state it as a belief and in our belief that our product offering “is the most comprehensive of similar companies operating in this industry.”

Management, page 53

Directors, Executive Officers and Corporate Governance, page 53

24.	We note that Mr. Baum and Mr. Cooke are associated with Taglich Private Equity and Taglich Brothers, respectively, and that Taglich designated Mr. Baum, Mr. Cooke, Mr. Frascoia and Mr. Viola as directors. We also note that Peninsula designated Mr. Illikman, a member of Peninsula Capital Partners, and Ms. Korth as directors. In an appropriate part of your prospectus, please address the potential conflict of interest created by Taglich’s ownership of your company and its designees serving on your board of directors. Similarly, address the potential conflict of interest created by Peninsula’s ownership of your company, its designees serving on your board of directors and its right to nominate one director until such time as its beneficial ownership of your company is less than 5%. In this regard, we note that on page 6 you address the conflict created by Taglich’s role as an underwriter in this offering.

United States Securities and Exchange Commission

November 10, 2014

We have added to “Risk Factors” at page 15 disclosure regarding the designation of directors by Taglich Private Equity and Peninsula and the potential for conflicts of interest as a result created by the ownership of shares by Taglich and Peninsula.

25.	We note that Mr. Frascoia serves as the president and chief executive officer of CPS, that Mr. Viola serves as a director of Allied Specialty Vehicles and Manac, Inc. and that Ms. Korth is the president and chief executive officer of Techniplas and founder of IRN Inc. With a view towards revised disclosure, please tell us whether any of these positions create potential conflicts of interest with your business. If material, please revise to include a risk factor discussing the potential conflicts of interest.

None of CPS, Allied Specialty, Manac or Techniplas currently is a supplier or customer of the Company and there is not any other commercial relationship between the Company and any of them. To the Company’s knowledge, none of these companies compete with the Company in its business and none, to its knowledge, competed with the Company in bidding to acquire any of the entities and businesses that it acquired to form the Company. Accordingly, it is the Company’s view, that the positions occupied by Messrs. Frascoia and Viola and Ms. Korth do not create potential conflicts of interest.

Properties, page 52

26.	We note that your website at http://uniquefab.com/die-cutting-automotive-parts-sound- vibration-control.html lists a property in Germany and that your website does not list your properties in Ohio, Kentucky, Indiana, Arkansas or Tennessee. Please reconcile your disclosure or advise.

The disclosure is correct. We will update the Company website to list these properties and conform to the disclosure.

Principal Stockholders, page 62

27.	Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. With respect to The Peninsula Fund V, Limited Partnership, please also disclose the natural person who exercises or the persons who exercise the sole or shared voting power or dispositive power for the shares listed in the table on page 62.

Beneficial ownership information has been provided as of October 31, 2014. We have been advised by The Peninsula Fund V Limited Partnership that voting and dispositive power is exercised by its President and Chief Investment officer. Disclosure has been added by a footnote to the table.

United States Securities and Exchange Commission

November 10, 2014

Certain Relationships and Related Transactions, page 63

28.	Please disclose the material terms of your Management Services Agreement, specifically the formula to calculate the “major transactions,” a description of the transactions that qualify as “major transactions” and a description of the management services that Taglich Private Equity LLC will provide as it appears that you currently have a board of directors and executive officers.

The description of the agreement has been revised in accordance with the comment. The Company believes that services to be provided pursuant to the agreement are the services any investment banking firm, financial adviser or consultant would provide. The provision of these services augment the expertise and skills of management and Taglich Private Equity, as provider of these services, does not replace or even replicate management’s responsibilities and certainly Taglich Private Equity’s role does not in any way diminish the responsibilities of the board.

Repurchase Rights, page 70

29.	It appears that you may still be required to repurchase the temporary equity issued to Peninsula. Please include a risk factor to describe the risks to investors attendant to the repurchase rights of Peninsula described on page 70 or tell us why you believe this is unnecessary.

A risk factor has been added at page 15 to describe the risks attendant to Peninsula’s repurchase rights.

Unique Fabricating, Inc., page F-2

Interim Financial Statements, page F-2

Consolidated Balance Sheets, page F-2

30.	Please revise your presentation of temporary equity and stockholders’ equity on the face of the balance sheet to comply with the presentation requirements in accordance with Rule 5-02(27) and (29)-(30) of Regulation S-X. Your audited balance sheets as of December 29, 2013 and December 30, 2012 should be similarly revised.

We have properly updated the presentation of temporary equity and stockholders’ equity on the face of the balance sheet on page F-2 and page F-22 in accordance with the requirements in Rule 5-02(27) and (29)-(30) of Regulation S-X.

United States Securities and Exchange Commission

November 10, 2014

31.	Reference is made to accrued liabilities of $4,171,705 as of June 29, 2014. Please be advised you are required to state separately in the balance sheet or in a note to the financial statements any item (e.g. accrued payroll, interest, taxes, etc.) that exceeds five percent of total current liabilities. Your audited financial statements should be similarly revised, if applicable. Please advise or revise accordingly.

In accordance with the requirement in Rule 5-02-20 of Regulation S-X, we have updated and stated separately in the balance sheet on page F-2, components of total current liabilities that individually exceed five percent of total current liabilities. The Company has also provided a similar update in the audited financial statements on page F-22.

Note 3. Inventory, page F-11

32.	We note from your disclosure in connection with the 2013 acquisitions of Unique Fabricating and PTI you recorded an adjustment of $1,076,898 to increase the historical inventory carrying value on a FIFO basis to fair value. Of this amount, you indicate $394,794 was included in cost of goods sold during the 2013 successor period; however this is inconsistent with your disclosure on page F-32 which indicates that $730,932 was included in cost of goods sold during the 2013 successor period. Furthermore, the amounts disclosed in the last paragraph on page F-11 do not reconcile with the ending balance at June 29, 2014. Please advise and revise your footnote to correct the inconsistency.

The amount of $394,794, included in cost of goods sold, related to the aggregate adjustment of $1,076,898 to increase the historical FIFO basis to fair value is for the 2013 Successor Period from March 18, 2013 through June 29, 2013; the amount of $730,392 on page F-32 represents the amount included in cost of goods sold in the 2013 Successor Period from March 18, 2013 through December 29, 2013. As a result, the amounts disclosed are referencing two different time periods. Please note that the $394,794 has been updated to $434,239 which represents the amounts included in cost of goods sold in the 2013 Successor Period from March 18, 2013 through September 29, 2013. Also, in order to reconcile to the $1,076,898 adjustment above, the $730,932 included in cost of goods sold on page F-32 (for the 2013 Successor Period which represents March 18, 2013 through December 29, 2013) has to be added to the $345,966 cost of goods sold amount on page F-11 (for the 2014 Successor Period which represents December 30, 2013 through September 28, 2014). As a result, no amounts have been revised in the note for either the September 28, 2014 or December 29, 2013 financial statements (except, as noted above, to update the amount for the nine month period).

United States Securities and Exchange Commission

November 10, 2014

Note 6. Long term Debt, page F-13

33.	Based on the information described on page 21 under dividend policy, as well as on page 9 and 12 in the Risk Factors section, your senior credit facility contains financial covenants which may have the effect of precluding or limiting the amounts that you can pay as dividends. In accordance with Rule 4-08(e)(1) of Regulation S-X, please revise your notes to the financial statements to disclose the nature and terms of significant restrictions on the company’s ability to pay dividends.

In accordance with Rule 4-08(e)(1) of Regulation S-X, we have revised the notes to the financial statements on page F-14 and page F-34 to disclose the nature and terms of significant restrictions on the Company’s ability to pay dividends.

34.	Furthermore, as your senior credit facility restricts the ability of Unique Fabricating NA to pay dividends, make loans or otherwise transfer assets, please tell us whether the restricted net assets of your subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, you are required to disclose the following in the notes to your financial statements:

•	the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances; and

•	the amounts of such restricted net assets for subsidiaries (consolidated and unconsolidated) as of the end of the most recently completed fiscal year.

Should restricted assets of the subsidiaries exceed 25 percent of total consolidated assets, you are also required to provide parent-only financial statements. Please advise or revise accordingly. Refer to Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X for further guidance.

We did note that the senior credit facility does restrict the ability of Unique Fabricating NA to pay dividends, make loans, or otherwise transfer assets, and the restricted net assets of the Company’s subsidiaries exceeds 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. However, we believe that parent only financial statements are not required as the Company is an emerging growth company which falls under the smaller reporting company requirements. Specifically, the Financial Reporting Manual states the following concerning smaller reporting companies:

United States Securities and Exchange Commission

November 10, 2014

1410.1 Smaller Reporting Companies

Smaller Reporting Companies may choose to provide disclosures under S-X Article 8 rather than under other S-X Articles applicable to Non-Smaller Reporting Companies. The principal differences are that Article 8 does not have a requirement to file supplemental schedules, does not designate specific financial statement format, does not stipulate quantitative thresholds for many disclosures, and does not have a requirement to file separate financial statements of investees as would be required under S-X 3-09.

Furthermore Note 2 to Article 8 states: Smaller reporting companies electing to prepare their financial statements with the form and content required in this article need not apply the other form and content requirements in Regulation S-X with the exception of the following:

a. The report and qualifications of the independent accountant shall comply with the requirements of Article 2 of Regulation S-X;

b. The description of accounting policies shall comply with Rule 4-08(n) of Regulation S-X; and

c. Smaller reporting companies that engage in oil and gas producing activities shall follow the financial accounting and reporting standards specified in [Rule] 4-10 of Regulation S-X with respect to such activities.

Based on our review of S-X Article 8 we feel that parent-only supplemental schedules are not required as an emerging growth company or smaller reporting company and have been omitted from our disclosures.

Note 10. Stock Option Plan, page F-16

35.	Please ensure your stock-based compensation footnote includes all requisite disclosure outlined in ASC 718-10-50, such as but not limited to:

•	the weighted-average grant date fair value of equity options granted during the year for each period presented;

•	for vested share options and shares options expected to vest, the intrinsic value of options exercisable and outstanding; and

•	a description of the significant assumptions used to estimate the expected term of share options, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post vesting employment termination behavior into the fair value of the instrument.

The notes to your audited financial statement should be similarly revised.

United States Securities and Exchange Commission

November 10, 2014

We have revised the Stock Option Plan footnote on pages F-16 through F-17 and pages F-37 through F-38 to include all of the requisite disclosures required per ASC 718-10-50.

Note 15. Fair Value

Measurements, page F-19

36.	We note that you measure interest rate swaps and temporary equity (i.e. redeemable common stock) on a recurring basis using level 2 and 3 inputs, respectively. In this regard, please revise your notes to the interim and annual financial statements to comply with the disclosure requirements outlined in ASC 820-10-50-C.

We have reviewed the Fair Value Measurements disclosures required per ASC 820-10-50-2c in regards to Level 3 recurring fair value measurements. The Company has reviewed ASC 820-10-50-1 which specifies the following:

50-1 A reporting entity shall disclose information that helps users of its financial statements assess both of the following:

1.	a. For assets and liabilities that are measured at fair value on a recurring or nonrecurring basis in the statement of financial position after initial recognition, the valuation techniques and inputs used to develop those measurements

2.	b. For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on earnings (or changes in net assets) or other comprehensive income for the period.

Based on our fair value measurements, we have noted that the only Level 3 input the Company has is redeemable common stock. This stock is recorded in the balance sheet as equity and is not either an asset or a liability. As a result, we believe we are not required to adhere to the requirements in ASC 820-10-50-2c. We have added disclosure with respect to the redeemable common stock in Note 9 on page F-16 and page F-37 regarding how the redemption value of the shares was calculated.

Report of Independent Registered Public Accountant Report, page F-21

37.	We note the date of report refers to September 23, 2014 for the Successor period from December 31, 2012 through March 17, 2013. It appears the date should refer to the Predecessor period. Please advise or revise the report accordingly.

United States Securities and Exchange Commission

November 10, 2014

The Report of the Independent Registered Public Accountant on page F-21 has been updated to reflect that the period from December 31, 2012 through March 17, 2013 was the Predecessor Period and not the Successor Period as previously noted.

Exhibit 23.1

38.	Please include a currently dated consent of the independent registered public accounting firm upon publicly filing your registration statement.

Currently dated consents of the independent accounting firms have been filed as exhibits to the registration statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973) 643-5082 or Steven Wasserman at (973) 286-5509.

Very truly yours,

Ira A. Rosenberg
Sills Cummis & Gross P.C.

cc:	John Weinhardt

Unique Fabricating, Inc.

Steven Wasserman

Sills Cummis & Gross P.C.

Donald Figliulo

Polsinelli, P.C.

Exhibit 1

For the Nine Months Ended September 28, 2014

								As Adjusted
				Unique	PTI	Chardan	Proforma	Before	IPO	Unique
	Unique	Chardan	Combined	Adjustments	Adjustments	Adjustments	Adjustments	Offering	Adjustments	Proforma

Net Sales	93,151	514	93,665			(357)	(357)	93,308	0	93,308
Cost of Sales	70,247	384	70,631	(517)	(192)	(0)	(709)	69,922	0	69,922
Gross Profit	22,904	130	23,034	517	192	(357)	352	23,386	0	23,386
Sales, general and administrative expenses	15,755	75	15,830	(193)		13	(180)	15,650	0	15,650
Operating Income	7,149	55	7,204	710	192	(370)	532	7,736	0	7,736
Interest Expense	2,762	0	2,762	15			15	2,777	(1,672)	1,105
Other Income (Expense)	45	0	45				0	45	0	45
Income Before Taxes	4,432	55	4,487	695	192	(370)	517	5,004	1,672	6,676
Provision for Income Taxes	1,424	0	1,424	257	71	(116)	212	1,635	619	2,254
Net Income (Loss)	3,008	55	3,063	438	121	(254)	305	3,368	1,053	4,421